Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2011 (1)	2012 (1)
Net income	$24	$36
Income taxes	15	5
Capitalized interest	(1)	(1)
	38	40
Fixed charges, as defined:

Interest	70	75
Capitalized interest	1	1
Interest component of rentals charged to operating expense	—	—
Total fixed charges	71	76

Earnings, as defined	$109	$116

Ratio of earnings to fixed charges	1.54	1.53
  ____________

(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2011 and 2012 is interest expense of $2 million and interest income of $5 million, respectively, which is included in income tax expense.